UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS GROUP LENDING FUND, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP LENDING FUND, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Lending Fund, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(303) 606-3732

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 30, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

Reference is made to the Cover Page and Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is “Partners Group Lending Fund, LLC”. The Fund is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (303) 606-3732.

(b) The title of the securities that are the subject of the Offer are Class I common units (the “Class I Units”) and Class M common units (the “Class M Units” and together with Class I Units, the “Units”) or portions thereof, in the Fund. As of the close of business on May 31, 2026, the net asset value of the Fund was $319,422,139.05. Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to 5.00% of the net assets of the Fund (approximately $16,000,000 or 10,565,324 of Units outstanding as of May 31, 2026) that are tendered by and not withdrawn by Members as described above in Item 1.

(c) There is no established trading market for the Units, and any transfer of a Unit is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Fund is tendering for its own Units. The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Lending Fund, LLC”. The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (303) 606-3732. The investment manager of the Fund is Partners Group (USA) Inc. (the “Adviser”). The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036. The members of the Fund’s Board of Managers are L. Randolph Hood, James F. Munsell, Stephen G. Ryan, Thomas Fortin, Robert M. Collins, Ruth S. Goodstein, and Lori Pomerantz. The executive officers of the Fund are Robert M. Collins (President), Brian Igoe (Chief Financial Officer), Daniel Whitcomb (Chief Compliance Officer), Vilma DeVooght (Secretary) and Helen (Yankilevich) Flood (Chief Operating Officer). The address for the Board of Managers and executive officers is c/o Partners Group Lending Fund, LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on August 26, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

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(ii) The value of the Units tendered to the Fund for purchase will be based on the net asset value as of the close of business on September 30, 2026, or, if the Offer is extended, as of any later Valuation Date after the reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Unit or portion thereof being repurchased. See Item 4(a)(1)(v) below. Reference is made to the Cover Page, Section 3 “Offer to Purchase and Price,” Section 4 “Amount of Tender” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on August 26, 2026. Members that desire to tender a Unit for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv) Not applicable.

(v) Reference is made to the Cover Page, Summary Term Sheet and Section 8 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is made to Section 6 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is made to the Cover Page, Section 5 “Procedure for Tenders” and Section 6 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instruction therein.

(viii) Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is made to Section 4 “Amount of Tender” of the Offer to Purchase, which is incorporated herein by reference.

(x) Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by references.

(xi) Not applicable.

(xii) Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2) Not applicable.

(b) Any Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units. To the Fund’s knowledge, none of the officers, or affiliates of the Fund intend to tender Units in the Offer.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) As described in the Fund’s registration statement on Form 10 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Registration Statement also states that the Fund expects to offer to repurchase Units from Members quarterly each year.

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The Fund is not aware of any contract, arrangement, understanding or relationship (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers; and (ii) any other person, with respect to the Units.

Item 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) - (b) Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on the Units outstanding on May 31, 2026, the following persons own the number of Units indicated in the below table.

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Common Units Beneficially Owned
Name and Address	Number	Percentage
Interested Directors
Robert M. Collins	—	*
Lori Pomerantz	—	*
Independent Directors(1)		*
James F. Munsell	—	*
L. Randolph Hood	334,309.744	0.1582
Stephen G. Ryan	—	*
Thomas M. Fortin	—	*
Ruth S. Goodstein	—	*
Executive Officers who are not Directors(1)		*
Brian J. Igoe	—	*
Daniel Whitcomb	—	*
Vilma DeVooght	—	*
Helen Flood	—	*
All Officers and Directors as a group (11 persons)	334,309.744	0.1582

(b) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than transactions conducted pursuant to the continuous offering of Units, and periodic repurchases, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on September 1, 2023. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: the annual financial statements of the Fund dated December 31, 2025 included in the Fund’s Form 10-K that was filed with the SEC on EDGAR on March 26, 2026 and available through the SEC’s website at http://www.sec.gov are incorporated by reference; and the quarterly financial statements of the Fund dated March 31, 2026 included in the Fund’s Form 10-K that was filed with the SEC on EDGAR on May 15, 2026 and available through the SEC’s website at http://www.sec.gov are incorporated by reference.

(b) Not applicable.

Item 11.	ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

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Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

Filing Fees: Calculation of Filing Fee Tables

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP LENDING FUND, LLC

By:	/s/ Robert M. Collins
Name: Robert M. Collins
Title: President

July 30, 2026

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EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Withdrawal of Tender.
(a)(1)(v)	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.
(b)	Filing Fee Table